UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission file number: 001-33668

SUPERCOM LTD.
(Translation of registrant’s name into English)

3, Rothschild Street,
Tel Aviv 6688106,
Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SUPERCOM LTD.

6-K Items

On November 14, 2023, SuperCom Ltd. (the “Company”) issued a press release announcing its financial results for the three months ended September 30, 2023. A copy of this press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

Exhibit No.	Description
99.1*	Press release issued by the Company on November 14, 2023 (furnished herewith).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SuperCom Ltd.
By: /s/ Ordan Trabelsi
Name: Ordan Trabelsi
Title: Chief Executive Officer
Date: March 12, 2024